

January 28, 2014

File Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: *Fundrise 1539 7th Street NW, LLC ("Fundrise" or the*
> *"Company") Amendment No. 5 to Regulation A Offering*
> *Statement on Form 1-A Originally Filed on August 2, 2013*
> *File No. 024-10360*

Dear Mr. Dang:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated December 24, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "**Form 1-A**"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text. For your review, we have included, as Exhibit A, Amendment No. 5 to the Form 1-A, including Exhibit 10.1 – Consent of Ross and Associates, P.C., Exhibit 11.1 – Consent of O'Melveny & Myers LLP, and Exhibit 12.1 – Sales Materials.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC.

General

1. *We note that in your response to comment 8 you reference the Form 1-A as a publicly available source. As the Form 1-A is not available to the public on EDGAR, please tell us how the media sources are receiving a copy of the offering circular.*

Response: In response to the Staff's comment, Fundrise respectfully advises the Staff that Fundrise's Form 1-A, and each amendment thereto, is currently available to the public on EDGAR. For example, Amendment No. 4 to Fundrise's Form 1-A, filed on December 11, 2013 (SEC File No. 024-10360), may be viewed at the following web address:

http://www.sec.gov/Archives/edgar/vprr/13/9999999997-13-017249.

Asset Management Fee, page 21

2. *We note your response to comment 3 and the related revisions to your offering statement. Please also revise your disclosure to explain whether, each month, the asset management fee is calculated based on the Adjusted Capital Balances of the Members as of a particular date.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure regarding the asset management fee calculation on page 21, to explain that the asset management fee is calculated based on the Adjusted Capital Balances of the Members as of the first of each month.

Development Fee, page 21

3. *We note your response to comment 4. Please also include expanded disclosure of whose hourly time is being reimbursed with the recurring portion of the development fee. To the extent you are or will reimburse Rise Development for the wages or benefits to be paid to your officers and/or managers, please specifically disclose the portion of the reimbursement that is for the wages or benefits of your officers and/or managers.*

Response: In response to the Staff's comment, reimbursements for the hourly time included in the Development Fee are payable only with respect to staff of Rise Development, and not to the Managers; specifically, as of the date hereof, there are two employees of Rise Development who frequently work on the redevelopment project at 1539 7th Street NW, and whose hours are eligible for inclusion in the Development Fee. Fundrise has added disclosure on the Development Fee on page 21 to clarify that it is only these two employees whose hourly time is being reimbursed with the recurring portion of the Development Fee.

Financial Statements and Independent Accountant's Review Report

4. *Please provide updated financial statements in your next amendment.*

Response: In response to the Staff's comment, Fundrise has provided updated financial statements as of December 31, 2013, as well as a revised Consent of Independent Accountant, included in the index to the financial statements, which refers to the updated financial statements.

Exhibit 11.1

5. *Please file your legal opinion.*

Response: In response to the Staff's comment, Fundrise has included the legal opinion of O'Melveny & Myers, LLP as Exhibit 11.1 to the Form 1-A.

* * *

We appreciate the Staff's comments and request the Staff contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise Manager 1539 7th Street NW, LLC

        Robert Plesnarski

        Bjorn J. Hall